Mark J. Wishner, Esq.

Tel 703.749.1352

Fax 703.714.8359

WishnerM@gtlaw.com

February 13, 2013

VIA EDGAR AND OVERNIGHT MAIL

Mr. Duc Dang

Senior Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Macau Resources Group Limited

Registration Statement on Form F-4

Filed January 9, 2013

File No. 333-185939

Dear Mr. Dang:

On behalf of Macau Resources Group Limited (the “Company”), set forth herein please find the responses to the comments given in your letter dated January 25, 2013 regarding the Company’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2013. The comments contained in your letter are reproduced below, together with our responses thereto.

With this letter, the Company is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Supplementally, we are delivering to the Commission three copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement.

The Merger, page 26

Certain Material US Federal Income Tax Consequences, page 28

Duc Dang, Senior Counsel

Securities and Exchange Commission

February 13, 2013

COMMENT: 1. We note your response to comment 4 of our letter dated December 18, 2012. The disclosure that the merger “should qualify as a reorganization” is a legal conclusion that must be accompanied by a legal opinion. Please revise accordingly.

RESPONSE:

The Company acknowledges the Staff’s comment, and has filed a legal opinion as Exhibit 8.1 to the Registration Statement.

Information about Macau Resources, page 46

COMMENT: 2. We note your response to comment 2 that you have filed the promoter’s agreement. We also note the disclosure on page 51 that your promoter receives commission based on the percentage of gaming wins. Please revise the appropriate section to discuss the material terms of the promoter’s agreement.

RESPONSE:

In response to the Staff’s comment, the Company has added additional disclosure regarding the material terms of the promoter’s agreement on page 54 of the Registration Statement.

COMMENT: 3. Please tell us why the termination date of the agreement filed as exhibit 10.6 is December 31, 2012.

RESPONSE:

The Company supplementally advises the Staff that the term of the promoter’s agreement is one year, and that a new promoter’s agreement has been entered into that expires on December 31, 2013. The Company expects that it will enter into a new promoter’s agreement with the casino, containing substantially the same terms, on an annual basis, and has added disclosure to that effect on page 54 of the Registration Statement. The Company has filed the new promoter’s agreement as exhibit 10.6 to the Registration Statement.

Management’s Discussion and Analysis …., page 60

COMMENT: 4. We note your response to comment 9 that the total rolling chip turnover that is disclosed on page 61 belongs to the Hung Lei VIP room. Please clarify whether the room is limited only to patrons sourced by your promoter.

Duc Dang, Senior Counsel

Securities and Exchange Commission

February 13, 2013

RESPONSE:

The Company supplementally advises the Staff that, while the Hung Lei VIP room is not limited only to patrons sourced by the Company’s promoter, the Company believes that substantially all of the patrons of the room are so sourced. In any event, the promoter’s share of the room’s gross profits is not limited to profits derived from patrons sourced by the promoter.

Israel Growth Partners Acquisition Corp. Financial Statements, page F-25

COMMENT: 5. Please revise to include updated interim financial statements of Israel Growth Partners Acquisition Corp.

RESPONSE:

In response to the Staff’s comment, the Company has included interim financial statements (and corresponding selected financial information and discussion in “Management’s Discussion and Analysis”) of IGPAC in Amendment No. 1.

Exhibits

COMMENT: 6. Please re-file exhibit 10.6 as an executed agreement.

RESPONSE:

The Company has filed an executed version of exhibit 10.6.

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Please do not hesitate to call me at (703) 749-1352 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,
/s/ Mark Wishner
Mark Wishner